December 29, 2025

Cheng Liu
Chief Executive Officer
Estrella Immunopharma, Inc.
5858 Horton Street, Suite 370
Emeryville, CA 94608

       Re: Estrella Immunopharma, Inc.
           Registration Statement on Form S-1
           Filed December 22, 2025
           File No. 333-292331
Dear Cheng Liu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Michael J. Blankenship, Esq.